India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, Maryland 20814
Phone: 301-983-0998
Fax: 240-465-0273

November 3, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Rufus Decker
Accounting Branch Chief

Re:	India Globalization Capital, Inc.
Form 10-K for the Year Ended March 31, 2011 Filed July 14, 2011 Definitive Proxy Statement on Schedule 14A Filed August 1, 2011 File No. 1-32830

Dear Mr. Decker:

This letter is a revised version of our letter dated October 21, 2011, which responded to the SEC Staff’s comments of October 13, 2011. Our revision here reflects our response to additional comments that we received from the SEC staff by phone on October 26 and October 27, 2011.  The numbered comments 1-3 correspond to the numbered comments in the October 13, 2011 letter.

Yesterday, November 2, 2011 we filed an amended 10-K/A for the year ended March 31, 2011 with the revisions set out in this letter and the revisions set out in our letter of September 12, 2011 that addressed your comments dated August 11, 2011.

We are grateful for the Commission’s quick response and discussions over the phone. While we are a very small company, I can assure you that we are striving to ensure compliance and disclosures that are consistent with best practices of larger filers.

For your convenience, we have included each of the Staff’s comments in italics before each of IGC’s responses.  References in this letter to “we,” “our” or “us” mean IGC or its advisors, as the context may dictate.

Sincerely,

ss:	India Globalization Capital, Inc.
John Selvaraj,
Treasurer, Principal Accounting
and Financial Officer

Form 10-K for the Year Ended March 31, 2011

Financial Statements
Consolidated Balance Sheet, page F-2

1. We note your response to comment five from our letter dated August 11, 2011 as well as Exhibit I — Revised Balance Sheet. Please revise your stockholders’ equity section to provide a subtotal for India Globalization Capital, Inc.’s (i.e. parent’s) equity. Refer to ASC 810-10-45-16 and 810-1055-4I for guidance.

IGC answer: We have incorporated the sub-total to disclose the equity of the parent, as shown in Exhibit 1.

Note 2 - Summary of Significant Accounting Policies, page F-10
 i) Accounts Receivable, page F-12

2. We note your response to comment 10 from our letter dated August 11, 2011. You indicate that the $2.37 million accounts receivable due from the National Highway Authority of India (“NHAI”) and the Cochin International Airport can take as long as two to three years to collect. It therefore appears that this receivable should be classified as long-term as of March 31, 2011 and 2010. Please revise accordingly.

IGC answer: The receivables of $2.37 million as of March 31, 2011 are ‘current’ and ‘due’.  They are backed by arbitration awards that have been won by the Company.  The awards are granted after a due process of arbitration, as required for any disputes where one of the contracting parties is the government.  These receivables are assessed as ‘current’ and ‘due’ as of every balance sheet or reporting date because the assessment is made from a contractual perspective. Further, given the nature of the contracting parties in these cases (i.e. government departments), the Company believes that there is no risk of non-collection despite the time it may take to collect. It could be 30 days or as explained much longer, we just don’t know.  However contractually they are due immediately upon award.

In our earlier response we were making the following point: We stated that the maximum time period of two to three years to indicate that even though these receivables are treated as ‘current’ and ‘due’ for periods in excess of a year, given the credit rating of the customer, the government or government agencies in these cases, the receivables should not be impaired.  Therefore, in the absence of a clear ability to assess when we expect to collect, we based our assessment on when they were contractually due.  As they are due immediately, the Company believes that the classification of these receivables as ‘current’ as of March 31, 2011 and March 31, 2010 continues to be appropriate.

We propose to add a new Note 27 to the financial statements explaining the above.   As requested in the telephonic comments Note 27 includes a discussion of the arbitration process and when the company first booked the receivable.   Please see Exhibit 2.

Note 19 - Deconsolidation page F-25
Note 25 - Impairment page F-28

3. We note your response to comment 12 from our letter dated August 11, 2011 and have the following additional comments.

•
Given the significance of Sricon as it related to your March 31, 2010 financial statements, we continue to believe that the audited financial statements were necessary and appropriate for your investors. Please expand your proposed risk factor disclosures to clarify such audited financial statements were not available when you filed your March 31, 2010 Form 10-K. See Note 5 to Rule of Regulation S-X;

IGC answer: We propose to add the following language to the risk factor that we provided in our letter of September 12, 2011: “Further, we did not have the audited financial statements of Sricon for fiscal years ended March 31, 2010 when we prepared our financial statements for that period.”   As requested in the telephonic comments, we have revised this proposed disclosure to clarify that we only received the unaudited balance sheet from Sricon as of December 31, 2009.   The revised risk factor is shown as Exhibit 3.

•
You indicate that substantial portions of your assets are invested in Sricon and you may be unable to obtain sufficient financial information to accurately value your investment. Please revise your disclosure to indicate that you currently do not have sufficient financial information and the lack of such financial statements may impact your ability to accurately value your investment. This risk factor disclosure should be included in the footnotes to your financial statements as well;

IGC answer: We propose to change the title of the risk factor to the following: “Substantial portions of our assets are invested in Sricon.  We currently do not have sufficient financial information about Sricon and the lack of such financial statements may impact our ability to accurately value our investment in Sricon.”  The revised risk factor is shown as Exhibit 3.  In addition we have expanded Note 25 to our financial statements as shown in Exhibit 4 to include elements of the risk factor disclosure, including the reference to the unaudited balance sheet of Sricon as of December 31, 2009.

•
Please ensure that the disclosures in your financial statements include detailed information similar to the information you provided in your supplemental response to comment 12 from our letter dated August 11, 2011;

IGC answer: The revised Note 25 in Exhibit 4 reflects the inclusion of a detailed explanation of the methodology as well as an explanation of the information available to us at the time the impairment tests were carried out.

•	Please ensure that your disclosure identifies the Sricon financial information you relied on (e.g., December 31, 2009 unaudited balance sheet prepared in accordance with Indian GAAP); and

IGC answer: We have identified the above in Note 25 as set out in Exhibit 4.

•	Specifically disclose the valuation methodology used to determine the recoverability of your receivable and investment in Sricon as of March 31, 2011 and 2010.

IGC answer: We have disclosed the methodology used to determine the recoverability of our receivable and investment in Sricon.  Please refer to the revised Note 25 in Exhibit 4.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources

4.  By telephone on October 27, 2011, you requested that we discuss the impact on liquidity if either (1) the NHAI or Cochin Airport receivables were classified as long term assets or (2) the receivables were not collected in the 2012 fiscal year and how we would address any resulting issues.

 IGC answer: We edited our liquidity and capital resources section to discuss the above matters. This revision is shown in Exhibit 5.

Exhibit 1

Parent’s equity subtotal added:	As of March 31,
	2011 (as restated)	2010 (as restated)

ASSETS
Current assets:
Cash and cash equivalents	$1,583,284	$842,923
Accounts receivable, net of allowances	3,312,051	4,783,327
Inventories	133,539	162,418
Advance taxes	41,452	119,834
Deferred income taxes	-	25,345
Dues from related parties	-	3,114,572
Prepaid expenses and other current assets	1,474,838	2,054,462
Total current assets	$6,545,164	$11,102,881
Property, plant and equipment, net	1,231,761	1,748,436
Investments in affiliates	6,428,800	8,443,181
Investments-others	877,863	810,890
Deferred income taxes	-	4,075,461
Goodwill	410,454	6,146,720
Restricted cash	1,919,404	2,169,939
Other non-current assets	748,623	872,184
Total assets	$18,162,069	$35,369,692

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short term borrowings and current portion of long term debt	$901,343	$1,389,041
Trade payables	1,311,963	1,839,405
Accrued expenses	349,149	461,259
Notes payable	3,920,000	4,120,000
Dues to related parties	-	149,087
Other current liabilities	94,892	149,942
Total current liabilities	$6,577,347	$8,108,734
Other non-current liabilities	1,209,479	1,107,498
Total liabilities	$7,786,826	$9,216,232

Shares potentially subject to rescission rights (4,868,590 shares issued and outstanding)	3,082,384	-

Stockholders' equity:
Common stock — $0001 par value; 75,000,000 shares authorized; 14,890,181 issued and outstanding at March 31, 2011 and 12,989,207 issued and outstanding at March 31, 2010	$1,490	$1,300
Additional paid-in capital	38,860,319	36,805,724
Accumulated other comprehensive income	(2,502,596)	(2,578,405
Retained earnings (Deficit)	(29,692,907)	(9,452,000
Total equity attributable to the parent	$6,666,306	$24,776,419
Non-controlling interest	$626,553	$1,376,841
Total stockholders’ equity	$7,292,859	$26,153,460
Total liabilities and stockholders' equity	$18,162,069	$35,369,692

Exhibit 2
NOTE 27 - CERTAIN AGED RECEIVABLES

The accounts receivable as of March 31, 2011 and March 31, 2010 include certain aged receivables in the amount of $2.37 million and $2.30 million respectively.  These receivables are due from the National Highway Authority of India (“NHAI”) and the Cochin International Airport.  The Government of India owns NHAI, and the Cochin International Airport is partially owned by the State Government of Kerala.  The receivables have been due for periods in excess of one year as of fiscal year ended March 31, 2011 and March 31, 2010.  These receivables have been classified as current for the following reasons:

Our subsidiary in India, TBL, worked on the building of an airport runway at the Cochin International Airport and a road and associated bridges on a highway for the NHAI. During the execution of these projects the clients of the Company requested several changes to the engineering drawings.  The claims of the Company against each of the clients involve reimbursement of expenses associated with the change orders and variances as well as compensation for delays caused by the client.  The delay part of the claim involves equipment that is idle on the job, including interest or lease charges for the equipment while it is idle, and workers that are idle, among others.  The expense reimbursement involves cost of new material including any escalation in the cost of materials, usage of equipment, personnel and other charges that were incurred as a result of the delays caused by the change orders.  These invoices were disputed by the clients and referred to arbitration. The process of arbitration involves each party choosing an arbitrator and the arbitrators appointing a third chief arbitrator. Each party then presents its case over several months and the arbitrator makes an award.

The receivables occurred and became due when TBL won two separate arbitration awards against each of these organizations. The arbitration awards were first reported on our Form 10-K for the fiscal year ended March 31, 2010 and reflected in our March 31, 2010 financial statements filed as part of the Form 10-K. The arbitration awards stipulate that interest be accrued for the period of non-payment.  However, the receivables do not have an interest component as we will try and use the accrued interest as negotiating leverage for an earlier payment.  Although the receivables are contractually due, and hence its classification as current, it may take the Company  anywhere from the next 30 days to two years to actually realize the funds, depending on how long these organizations want to delay paying.  The Company continues to carry the full value of the receivables, without interest and without any impairment, because the Company believes that there is minimal risk that these organizations will become insolvent and unable to make payment.

Exhibit 3
Revision to Risk Factor proposed as Exhibit 6 in letter dated September 12, 2011:

Substantial portions of our assets are invested in Sricon.  We currently do not have sufficient financial information about Sricon and the lack of such financial statements may impact our ability to accurately value our investment in Sricon.

We own 22% of the outstanding stock of Sricon Infrastructure Private Limited (“Sricon”). Despite our efforts to obtain current audited financial statements and other information from Sricon, they have refused to voluntarily supply such information. We have initiated legal actions, petitioning the Company Law Board (“CLB”) in India to compel Sricon to supply the relevant information for the financial years ended March 31, 2011 and 2010. While we expect the CLB to ultimately grant us relief and while we have been able to obtain some information, including Sricon’s unaudited balance sheet as of December 31, 2009, contract claims Sricon is pursuing in the courts and independent valuations of Sricon’s real estate plant and machinery, all of which we have used in testing the impairment of the our receivable and investment in Sricon, the absence of other current financial information makes it difficult to accurately assess the value of our investment in Sricon. Further, we did not have the audited financial statements of Sricon for the year ended March 31, 2010 when we prepared our financial statements for that period.

In order to protect our investment in Sricon the Company has taken the following additional steps. In November 2010 the Company petitioned the high Court of Nagpur, India, for relief on its receivable and informed the court that it had a claim on Sricon’s assets. In January 2011 the Company received an order from the Company Law Board in India, a quasi-court that has jurisdiction over Indian companies, freezing all assets and stopping Sricon from incurring additional liability. The CLB also ordered Sricon to allow the Company to inspect its books. The January order notwithstanding, we further petitioned the CLB to compel Sricon to provide financial information and grant access to review and inspect the book of records, including financials, bank data, board meetings, property, plant and equipment register, and other relevant information as required. Pursuant to the CLB order, the Company has visited Sricon to conduct inspections in January 2011, February 2011, April 2011 and June 2011. While we have been able to obtain some information, we are not able to monitor Sricon on a day-to-day basis nor do yet have complete financial information for Sricon.  This makes it difficult to accurately monitor the value of our investment in Sricon. As at March 31, 2011 we carry the Sricon investment on our books at $6.4 million and this value may be reduced in the future.

Exhibit 4
ORIGINAL NOTE 25 – IMPAIRMENT

“For the Financial Year Ended March 31, 2011 the Company conducted an impairment test on the investment in Sricon. Effective October 1, 2009, the Company reduced its investment in Sricon from 63% to 22%. After this event, the Company continued to account for the investment in Sricon based on the equity method of accounting. However the Company entered into a management dispute with Sricon after the Company was not able to obtain the financial statements of Sricon after March 31, 2010. The Company has conducted the impairment test based on the information available to it and the recoverable value of assets that it can ascertain. Based on such impairment test, the Company has concluded that the investment in Sricon needs to be impaired by $2,184,599.”

Proposed revision to the impairment note:
NOTE 25 – IMPAIRMENT

Effective October 1, 2009, the Company reduced its investment in Sricon from 63% to 22%. For the financial year ended March 31, 2010 the Company conducted an impairment test on the 22% investment in Sricon using the discounted cash flow methodology. The Company had access to the unaudited balance sheet of Sricon as of December 31, 2009, but did not have audited financial statements of Sricon for the year ended March 31, 2010. The Company used information from the unaudited December 31, 2009 balance sheet , recoverable values of property, plant and equipment not used in the operations of the Company based on independent third party valuations and Sricon’s history of winning and renewing contracts in determining the discounted cash flow. Based on the impairment test applied at the end of March 31, 2010, the Company concluded that the recoverable value of its investment in Sricon exceeded the total of the value of its receivable in Sricon and its investment in Sricon. Therefore no impairment was provided with respect to the receivable and investment in Sricon.

In January 2011, the Company Law Board in India (CLB), a body that has jurisdiction over companies in India, granted the Company’s petition to stay any transactions, such as purchases, sales or a further creation of liability on Sricon’s fixed properties including land and plant and machinery. Further, based on CLB orders representatives of the Company visited Sricon for an inspection in January 2011, February 2011, April 2011 and June 2011.

Based on the CLB order freezing the sale of assets and creation of liability and allowing inspections by the Company, the Company believes that it has sufficient information on the existing assets and liabilities in Sricon to perform an impairment test. Further, as Sricon can no longer alienate the assets or create further liabilities, the Company believes that this forms an appropriate basis for the assessment of the recoverable value of the investment. The nature of information available to the Company includes assets (plant, machinery, land, building,) and significant liabilities.

For the year ended March 31, 2011 the Company again conducted an impairment test on its 22% investment in Sricon.  However, the methodology for assessing the value of our investment and the recoverability of our receivable in Sricon, for the financial year ended March 31, 2011 was based on an assessment of recoverable values of property, plant and equipment as certified by independent government approved appraisers and not on a discounted cash flow methodology.  The Company currently does not have sufficient financial information on Sricon and the lack of such financial statements may impact our ability to accurately value the investment.  The methodology used in determining the fair value of assets included the current market value of real estate owned by Sricon, the recoverable value for equipment and an estimate for the timing of collection on awarded arbitration claims discounted to its present value using a discount rate of 12%.  Based on this, the Company concluded that as of March 31, 2011 a liquidation of Sricon including a sale of assets and settlement of liabilities would result in the Company’s ability to recover $6.4 million.  The Company therefore impaired 100% of its $3.1 million receivable in Sricon, and impaired $2.2 million of its investment. The carrying value of the investment in Sricon for the year ended March 31, 2011 is $6.4 million, which is equal to the recoverable assessed value.

Exhibit 5
Liquidity and Capital Resources

This liquidity and capital resources discussion compares the consolidated company results for the years ended March 31, 2011 and 2010.

We have financed our operations primarily from sales of shares of common stock. We raised about $ 3.9 Million capital during the year through sale of our common stock. We raised such capital in the current year primarily for the purpose of funding our working capital requirements and day to day operations.  Our operations did not generate sufficient cash during the current fiscal year due to a significant loss in revenues from our iron ore and mining business amounting to $7.84 million, primarily because of the ban on export of low grade iron ore to China and closure of ports and mines in Karnataka (India). Income loss on this count is majorly the reason for the net cash used in operating activities as although the though a significant part of the costs associated with revenue also decreased in line with revenue, we had some fixed costs which did not reduce proportionately leading to a decline in our operating profits.  A part of the aforementioned capital raised was also used to repay a portion of the outstanding note to Bricoleur (approximately $ 200,000) and short term borrowings (approximately $ 229,000).  During the year ended March 31, 2011, net cash used for investing activities is not material.

Our future liquidity needs will depend on, among other factors, stability of construction costs, interest rates, and a continued increase in infrastructure contracts in India.   As of March 31, 2011, we have about $1.9 million in restricted cash. $1.6 million of this amount is a cash deposit that we made as a performance guarantee for a large road-building contract. However, this contract has been curtailed and we are seeking the release of this restricted cash. This has not been referred to arbitration but is being negotiated between the client and TBL.  We are hopeful in resolving this issue in the financial year ending March 31, 2012.  However, there can be no guarantee that we will be successful in winning the release of some or all of the restricted cash. In addition, we have about $2.37 million in receivables from claims. Although these claims were awarded in arbitration and the amounts are contractually due to us, we have not yet received payment from the clients. The amounts have been due for over one year.  In the event we were to classify these receivables as long term, or we fail to collect the amounts, or we fail to win the release of all or some of the restricted cash in the financial year ending March 31, 2012, we will have a working capital deficit and may be required to raise additional capital through debt or equity financing. There can be no assurance that we would be able to do so. We believe that our current cash balances, anticipated operating cash flow, and potential release of restricted cash or the collection of the claim receivable are adequate to sustain the Company, but not to fuel rapid growth commensurate with the opportunities before us.   We have and continue to take measures to constrain growth until we have visibility into increased liquidity.  As of now our bank lines in India have been reduced to amounts borrowed and outstanding.  We continue to explore funding sources including negotiated settlement of accounts receivable, settlement of claims, bank lines, equity, convertible debentures, and debt. However, there can be no assurance that we will be able to access additional credit facilities.  Our strategy is to develop businesses that have a very short receivable cycle like the export of ore to China and the sale of rock aggregate and to aggressively collect our outstanding receivables, claims and seek a resolution to the release of restricted cash.